Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
January 16, 2013	NYSE:SLW

SILVER WHEATON TO RELEASE 2012 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 21, 2013

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2012 full year results on Thursday, March 21, 2013, after market close.

A conference call will be held Friday, March 22, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0605
Dial from outside Canada or the US:	1-416-764-8609
Pass code:	99840698
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	840698
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com